November 8, 2021

Office of Life Sciences

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Re:          908 Devices Inc.

Registration Statement on Form S-1 (File No. 333-260865)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), 908 Devices Inc. (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to November 10, 2021 at 4:01 p.m., Eastern Time, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Evyn W. Rabinowitz at (212) 459-7146. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Evyn W. Rabinowitz.

Under separate cover, Cowen and Company, LLC and SVB Leerink LLC, as representatives of the underwriters, will send the Commission a letter joining in this request for acceleration of the effective date. The representatives will also provide you with information with respect to clearance from the Financial Industry Regulatory Authority prior to the effective date.

[Signature page follows]

If you have any questions regarding this request, please contact Evyn W. Rabinowitz of Goodwin Procter LLP at (212) 459-7146.

Sincerely,

908 DEVICES INC.

By:	/s/ Kevin J. Knopp
Name: Kevin J. Knopp
Title: Chief Executive Officer and Director

cc:            Joseph H. Griffith IV, Chief Financial Officer, 908 Devices Inc.

Michael S. Turner, Vice President, General Counsel, 908 Devices, Inc.

Michael J. Minahan, Esq., Goodwin Procter LLP

Evyn W. Rabinowitz, Esq., Goodwin Procter LLP

[Signature Page to 908 Devices Inc. Acceleration Request]